UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOSPECIFICS TECHNOLOGIES CORP.

(Name of Subject Company (Issuer))

BETA ACQUISITION CORP.

a wholly owned subsidiary of

ENDO INTERNATIONAL PLC

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

090931106

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Executive Vice President, Chief Legal Officer

Endo International plc

1400 Atwater Drive

Malvern, Pennsylvania 19355

(484) 216-0000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by Endo International plc, a public limited company incorporated in Ireland (“Parent”), and Beta Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Parent, pursuant to General Instruction D to Schedule TO related to a planned tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share, of BioSpecifics Technologies Corp., a Delaware corporation (the “Company”). The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of October 19, 2020, by and among Purchaser, Parent and the Company.

Additional Information and Where to Find It

The Offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of the Company or any other securities, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the Offer. At the time the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO, including an offer to purchase, a letter of transmittal and related documents with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The offer to purchase all of the issued and outstanding shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal, and related documents filed as a part of the Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF BIOSPECIFICS TECHNOLOGIES CORP. ARE URGED TO READ CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Parent and Purchaser will be available free of charge on Endo’s website. In addition, security holders of the Company may obtain free copies of the tender offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement on Schedule TO. Copies of the documents filed with the SEC by the Company will be available free of charge on BioSpecifics Technologies Corp.’s website.

Forward Looking Statement

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. These forward-looking statements include, among others, statements relating to Parent’s or the Company’s future financial performance, business prospects and strategy, including the Offer, the Merger, the ability to successfully complete such transactions and other similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the Offer and the Merger, including, among other things, regarding how many of the Company’s stockholders will tender their shares in the Offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals relating to the acquisition, the ability to satisfy the conditions to the closing of the Offer and the Merger, the expected timing of the Offer and the Merger, the risk of stockholder litigation relating to the transaction, including resulting expense or delay, difficulties or unanticipated expenses in connection with integrating the Company’s operations into Parent’s and the possibility that anticipated synergies and other benefits of the transaction will not be realized in the amounts anticipated, within the expected timeframe or at all, the effect of the announcement of the Offer and the Merger on Parent’s and the Company’s business relationships, competition, including technological advances, new products and patents attained by competitors, challenges to patents, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the expected tax treatment of the transaction, challenges inherent in product research and development, clinical trial outcomes and quality, availability and affordability of products, and other circumstances beyond Parent’s and the Company’s control. You should not place undue reliance on these forward looking statements. Certain of these and other risks and uncertainties are discussed in Parent’s and the Company’s filings with the SEC and, in Parent’s case, with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) Parent and Purchaser will file with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC and their respective Form 10-K’s and 10-Q’s under the caption “Risk Factors” and as otherwise enumerated therein. Parent assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(A)	Email to Parent employees, dated October 19, 2020, from the Chief Executive Officer

(a)(5)(B)	Social media post made on October 19, 2020